UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated October 29, 2014
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
Reg. 2002/031431/06
Registered and Business Address:
Libanon Business Park
1 Hospital Street
(Off Cedar Ave)
Libanon, Westonaria, 1780
Postal Address:
Private Bag X5
Westonaria, 1780
Tel +27 11 278 9600
Fax +27 11 278 9863
www.sibanyegold.co.za
Directors: Sello Moloko* (Chairman) Neal Froneman (CEO) Charl Keyter (CFO) Chris Chadwick* Robert Chan* Timothy Cumming*
Barry Davison* Rick Menell* Nkosemntu Nika* Keith Rayner* Zola Skweyiya* Sue van der Merwe* Jerry Vilakazi*
Cain Farrel (Corporate Secretary) (*Non-Executive)
Vat No. 473 020 9410
MEDIA RELEASE:
SIBANYE GOLD REPORTS RECORD QUARTERLY PRODUCTION AND MAINTAINS ANNUAL GUIDANCE
Westonaria, 28 October 2014:
Sibanye Gold Limited (JSE: SGL & NYSE: SBGL) reported record gold production 13,210kg (424,700oz) for the September 2014 quarter, 10% higher than during comparable quarter in 2013, resulting in an operating profit of R1,784 million (US$166.6 million). This was primarily due to a solid performance from its Kloof, Driefontein and Beatrix underground operations and the inclusion of a full quarter’s production from the Cooke Operations for the first time.
The Group continues to invest in its future, with a significant increase in ore reserve development year-on-
year. The quarter also saw significant cost increases, as a consequence of the 2014 annual wage increases which were implemented from July, and the higher winter power tariff. These above inflation cost increases, resulted in All-in sustaining cost increasing by 6% from the previous quarter to R384,777/kg (US$1,116/oz).
Neal Froneman, CEO of Sibanye, commenting on the September 2014 quarter said: “Sibanye is well on track to deliver on annual guidance. Although we had a solid quarter from the majority of our operations we have seen our margins decrease to 11% during this quarter as we have incurred both winter electricity price tariffs and the 2014 annual wage increases. The management team will, as it has in the past, work out these above inflation cost increases over time. Sibanye’s operating profit remained steady at R1,784 million (US$166.6 million) for the quarter, and will continue to underpin the company’s benchmark dividend policy”.
Forecast production for the year ending 31 December 2014 remains unchanged at 50,000kg (1.61Moz). Total cash cost is forecast at approximately R295,000/kg (US$850/oz), All-in sustaining cost R372,000/kg
(US$1,070/oz) and All-in cost at R380,000/kg (US$1,095/oz).
Contact
James Wellsted
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za
Salient features for the quarter ended 30 September 2014.
Record gold production of 13,210kg (424,700oz)
Operating profit of R1.78 billion (US$167 million)
All-in sustaining costs of R384,777/kg (US$1,116/oz)

Sibanye Gold Operating Update for the quarter ended 30 September 2014 | 1
WESTONARIA 28 October 2014: Sibanye Gold Limited (“Sibanye” or the “Group”) (JSE: SGL & NYSE: SBGL) operating update for the quarter ended 30 September 2014. Full financial and operating results are provided on a six-monthly basis.
Salient features for the quarter ended 30 September 2014
Record gold production of 13,210kg (424,700oz)
Operating profit of R1.78 billion (US$167 million)
All-in sustaining costs of R384,777/kg (US$1,116/oz)
United States Dollars
Key Statistics
South African Rand
Quarter ended
Quarter ended
Sept
2013
Jun
2014
Sept
2014
Sept
2014
Jun
2014
Sept
2013
387.8
379.5
424.7 000’oz
Gold produced
kg
13,210
11,805
12,061
3,610
4,342
5,051 000ton
Ore milled
000ton
5,051
4,342
3,610
86
74
75 $/ton
Operating cost
R/ton
803
782
862
203.4
165.5
166.6 $m
Operating profit
Rm
1,784.7
1,744.6
2,015.8
39
34
31%
Operating margin
%
31
34
39
817
863
908 $/oz
Total cash cost
R/kg
312,922
292,308
262,142
70.4
68.8
78.5 $m
Capital expenditure
Rm
840.3
726.9
705.5
1,042
1,074
1,116 $/oz
All-in sustaining cost
R/kg
384,777
363,736
334,425
1,059
1,092
1,138 $/oz
All-in cost
R/kg
392,339
369,716
339,847
20
15
11%
All-in cost margin
%
11
15
20
Average gold price received: US$1,283/oz. Average exchange rate: R10.72/US$ for the quarter ended 30 September 2014.
OVERVIEW AND UPDATE
Operating summary
Group gold production increased by 10% in the September 2014 quarter to a record 13,210kg (424,700oz), compared with 12,061kg
(387,800oz) for the comparable quarter in 2013. This was primarily due to a solid performance from the Kloof, Beatrix and Driefontein underground operations and the inclusion of a full quarter’s production from the Cooke Operations for the first time after the Cooke transaction was concluded in May 2014. For the nine months ended 30 September 2014, Group gold production of 35,353kg
(1,136,600oz) remains consistent with the annual forecast, and 9% ahead of that achieved for the equivalent period in 2013.
Gold production from the underground operations was in line with plan, increasing by 9% to 12,173kg (391,400oz), with underground production returning to planned levels during the quarter, following a series of safety related stoppages in July. The build-up to full production by mid-2015 at the Cooke underground operations continued through the September quarter, with volumes and production from the Cooke 1, 2 and 3 operations consistent with plan. Output at Cooke 4 has fallen behind, and, despite the production build-up, the shaft continues to operate at a loss. As a result, a Section 189 notice was issued to the trade unions and employees on 12 September 2014. The Section 189 process involves a 60 day consultation period with trade unions and affected employees, during which the parties will attempt to cooperatively address the productivity and profitability shortfall issues at the operation.
Gold production from the surface operations was 10% higher year-on-year at 1,037kg (33,300oz), but was significantly behind plan.
Since commissioning, the Python plant at Kloof has struggled to meet the required levels of throughput and was stopped in July.
Metallurgical recoveries of surface rock dump material at Driefontein was lower than anticipated during the quarter and resulted in
93kg (2,990oz) less production than planned from the Driefontein surface plants. Recoveries have been consistently improving during the fourth quarter to date. This volume increase will result in further unit cost reductions at Cooke and, as gold production increases, a decline in Total cash and All-in costs.
The quarter saw significant cost increases, as a consequence of the 2014 annual wage increases, which were implemented from
July and the higher winter power tariff. These above inflation increases, coupled with a significant increase in planned ore reserve development, resulted in All-in sustaining costs increasing by 15% to R384,777/kg (US$1,116/oz). The Group will, as it has in the past, work out these above inflation cost increases over time. The focus on cost control within the Group is evident in the 7% decrease in unit costs to R803/ton from the same period in 2013. The build up to full production in mid-2015, from the uranium by-product areas at the Cooke Operations continues. An increase in volumes from the uranium by-product areas will result in further unit cost reductions at these operations and, as gold production increases, a decline in Total cash and All-in costs.
The Group continues to invest in its future, with a significant increase in ore reserve development year-on-year. On-reef development increased by 33% to 3,962m at the core operations of Kloof Driefontein and Beatrix. Total on-reef development including the Cooke operations amounted to 5,624m. Primary development increased by 7% at the core operations to 14,577m and to a total of 18,279m including the Cooke Operations. The increase in on-reef development, which is expensed, resulted in an increase in Total cash cost, while higher primary development, which is capitalised, is reflected in the 19% increase in capital expenditure to R840 million (US$79 million), and a resultant 15% increase in the All-in sustaining cost as discussed above.

2 | Sibanye Gold Operating Update for the quarter ended 30 September 2014
Cash operating profit remained steady at R1,785 million (US$167 million) for the quarter, and will continue to underpin the company’s benchmark dividend policy.
Safety
Regrettably, there were four fatal accidents during the September 2014 quarter: two at the Beatrix Operations and one at the
Cooke 4 mine in July and one at the Beatrix Operations in September. Of necessity senior management has intervened at these operations and a dedicated CEO led team is providing guidance and assistance in order to address the issues. The safety performance has substantially improved since July, with the Driefontein and Kloof Operations reporting fatal free quarters. The safety performance at the Driefontein Operations in particular has been very encouraging, with a 39% improvement in the injury frequency rate for the quarter (10.76 in the June 2014 quarter vs 6.60 in the September 2014 quarter). The Driefontein Operations were recently recognised for sustained safety improvements at all of its Mining Units at the MineSafe Conference in August 2014,
with the Driefontein mining unit 4 achieving first place in the Gold Mining category.
Outlook
Forecast production for the year ending 31 December 2014 remains unchanged at 50,000kg (1.61Moz). Total cash cost is forecast at approximately R295,000/kg (US$850/oz), All-in sustaining cost at R372,000/kg (US$1,070/oz) and All-in cost at R380,000/kg
(US$1,095/oz). These estimates for 2014 are based on an average annual exchange rate of R10.80/US$ and include the Cooke
Operations from June 2014.
28 October 2014
Neal Froneman
Chief Executive Officer

SALIENT FEATURES AND COST BENCHMARKS
Sibanye Gold Operating Update for the quarter ended 30 September 2014 | 3
Salient features and cost benchmarks for the quarters ended 30 September 2014,
30 June 2014 and 30 September 2013
Total
Driefontein
Kloof
Beatrix
Cooke
Group
Under-
ground Surface
Under-
ground Surface
Under-
ground Surface
Under-
ground Surface
Under-
ground Surface
Operating results
Tons milled/treated
000’ton
Sept 2014
5,051
2,228
2,823
697
732
495
573
657
438
379
1,080
Jun 2014 4,342 1,890 2,452 626 713 495 832 646 495 123 412
Sept 2013 3,610 1,785 1,825 659 764 485 619 641 442 - -
Yield g/t
Sept 2014
2.62
5.46
0.37
6.40
0.44
7.68
0.54
3.74
0.39
3.76
0.22
Jun 2014 2.72 5.71 0.41 6.38 0.44 7.86 0.51 3.64 0.38 4.54 0.22
Sept 2013 3.34 6.23 0.52 7.41 0.54 7.60 0.58 3.98 0.38 - -
Gold produced/sold kg
Sept 2014
13,210
12,173
1,037
4,464
323
3,800
308
2,454
170
1,455
236
Jun 2014 11,805 10,795 1,010 3,993 317 3,889 423 2,354 186 559 84
Sept 2013 12,061 11,121 940 4,882 416 3,686 358 2,553 166 - -
000’oz
Sept 2014
424.7
391.4
33.3
143.5
10.4
122.2
9.9
78.9
5.5
46.8
7.6
Jun 2014 379.5 347.1 32.4 128.4 10.2 125.0 13.6 75.7 6.0 18.0 2.7
Sept 2013 387.8 357.5 30.2 157.0 13.4 118.5 11.5 82.1 5.3 - -
Operating cost R/ton
Sept 2014
803
1,652
133
1,684
178
2,186
186
1,201
83
1,668
99
Jun 2014 782 1,631 127 1,769 170 2,017 142 1,192 76 1,683 83
Sept 2013 862 1,600 140 1,729 162 2,023 153 1,146 85 - -
Total cash cost R/kg
Sept 2014
312,922
279,110
296,860
318,407
439,030
Jun 2014 292,308 290,023 265,074 320,945 377,138
Sept 2013 262,142 244,772 268,027 287,238 -
US$/oz
Sept 2014
908
810
861
924
1,274
Jun 2014 863 857 783 948 1,098
Sept 2013 817 763 835 895 -
Operating margin %
Sept 2014
31
32
17
41
9
36
22
27
51
-
7
Jun 2014 34 34 29 36 12 41 36 25 53 15 7
Sept 2013 39 40 36 45 30 37 38 32 47 - -
All-in sustaining cost R/kg
Sept 2014
384,777
353,499
378,311
379,878
497,575
Jun 2014
363,736
362,158
342,579
385,354
430,793
Sept 2013
334,425 311,099 362,834 337,624 -
US$/oz
Sept 2014
1,116
1,026
1,098
1,102
1,444
Jun 2014 1,074 1,070 1,012 1,138 1,255
Sept 2013 1,042 970 1,131 1,052 -
All-in cost
R/kg
Sept 2014
392,339
353,499
378,311
379,878
497,575
Jun 2014 369,716 362,158 342,579 385,354 430,793
Sept 2013 339,847 311,099 362,834 337,624 -
US$/oz
Sept 2014
1,138
1,026
1,098
1,102
1,444
Jun 2014 1,092 1,070 1,012 1,138 1,255
Sept 2013 1,059 970 1,131 1,052 -
All-in cost margin %
Sept 2014
11
20
15
14
(13)
Jun 2014 15 17 21 12 2
Sept 2013 20 27 15 21 -
Total capital expenditure* R’mil
Sept 2014
840.3
303.2
290.3
130.9
85.4
Jun 2014 726.9 265.6 292.9 135.8 29.6
Sept 2013 705.5 273.0 328.5 98.7 -
-Ore reserve development R’mil
Sept 2014
564.1
172.2
223.5
115.0
53.4
Jun 2014 522.7 171.1 226.2 112.6 12.8
Sept 2013 458.9 184.6 206.5 67.8 -
-Sustaining capital R’mil
Sept 2014
276.2
131.0
66.8
15.9
32.0
Jun 2014 204.2 94.5 66.7 23.2 16.8
Sept 2013 246.6 88.4 122.0 30.9 -
Total capital
expenditure*
US$’mil
Sept 2014
78.5
28.3 27.1 12.2 8.0
Jun 2014 68.8 25.2 27.7 12.8 2.8
Sept 2013 70.4 27.5 32.8 9.6 -
Average exchange rates for the quarter’s ended 30 September 2014, 30 June 2014 and 30 September 2013 were R10.72/US$, R10.53/US$ and R9.98/US$, respectively.
Figures may not add as they are rounded independently.
* Included in total Group capital expenditure is Corporate expenditure of R30.5 million (US$2.9m), R3.0 million (US$0.3m) and R5.3million (US$0.5m) for the quarter’s ended
30 September 2014, 30 June 2014 and 30 September 2013, respectively. Included in Corporate capital expenditure for the September 2014 quarter are the capitalised costs at Burnstone of R25.0 million (US$2.3m).

REVIEW OF OPERATIONS
4 | Sibanye Gold Operating Update for the quarter ended 30 September 2014
Quarter ended 30 September 2014 compared with the quarter ended 30 September 2013 (except for the Cooke Operations which compare successive quarters)
Underground Operations
Driefontein
Gold production decreased by 9% to 4,464kg (143,500oz),
primarily due to a normalisation in underground yields from a high baseline in September 2013, with the average on-reef yield decreasing from 8.1g/t to 7.8g/t. Underground reef treated,
decreased by 4% in-line with plan.
Total throughput increased by 6% to 697,000 tons however,
following a decision to send all mined lower grade material
directly to mill, partly offsetting the reduction in the
underground on-reef yield and reef tonnage treated. As a
result of this increase in tonnage, the unit cost of underground ore milled was 3% lower at R1,684/ton.
Main development increased by 4% to 4,892 metres and on-
reef development of 1,244 metres was 22% higher year-on-year.
Most of the increase in main on-reef development was at the
relatively lower grade 8 shaft, resulting in a 12% decrease in the average development values to 1,359cm.g/t.
Operating costs increased by 3% to R1,174 million
(US$110 million) in line with the increase in volumes mined and milled as well as the increase in development. Cost saving
initiatives, including a further reduction in employees, largely offset the inflationary impact of the annual wage increases and increased winter electricity tariffs.
Operating profit decreased by 14% to R800 million
(US$75 million) as a result of the lower production and the
increase in costs. The operating margin decreased to 41% from
45% for the comparative period in 2013.
Capital expenditure decreased by 6% to R249 million
(US$23 million), largely due to the relative increase in on-reef development, the costs of which are expensed. Capital was
predominantly spent on ore reserve development (“ORD”),
stabilisation of the shaft barrel at Ya Rona shaft and
development of level 15 at Hlanganani shaft.
Kloof
Gold production increased by 3% to 3,800kg (122,200oz) due to an improvement in volumes mined and an improvement in the
quality of mining.
Ore milled increased by 2% to 495,000 tons and the average
yield increased by 1% to 7.7g/t due to an improvement in
mining quality factors, with a 2% reduction in overall stoping width, an 11% improvement in total cleaning and a 6%
improvement in the mine call factor (“MCF”). An increase in
activity related operating unit costs however, resulted in the cost per ton milled increasing by 8% to R2,186/ton.
Main development increased by 3% to 4,661 metres mostly due
to a planned ramp-up at 8 shaft. On-reef development
increased by 6% to 969 metres. The average development
value decreased by 29% to 1,435cm.g/t as a result of an
increase in reef development in delineated payable areas.
Operating costs increased by 10% to R1,082 million
(US$101 million), driven by an increase in stoping and
development volumes, agreed increases in wages, and the
winter tariff electricity rates.
Operating profit, increased by 3% to R598 million (US$59 million).
The operating margin remained stable at 36%.
Capital expenditure at R287 million (US$27 million), was 6% lower than in 2013. The September 2013 quarter included expenditure on the 4 shaft recapitalization project. Capital in the September
2014 quarter was mainly spent on ORD, critical spares and
general equipment upgrades.
Beatrix
Gold production decreased by 4% to 2,454kg (78,900oz). This
was primarily due to safety stoppages relating to the three fatal accidents during the quarter and a 4% decrease in the
average underground on-reef yield to 4.5g/t, excluding the
effect of additional low grade material processed.
As a result of a decision to directly process lower grade material rather than stockpile it on surface, ore milled increased by 2% to
657,000 tons. This decision was motivated by a number of
studies, which amongst others, forecast future cost savings in terms of ore handling when treating surface rock dumps. Year-
on-year, unit costs increased by 5% to R1,201/ton.
Main development increased by 14% to 5,024 metres, with on-
reef development increasing by 68% to 1,749 metres. These
increases were across all the sections but predominantly at
Beatrix West Section due to resumption of development which
was suspended after the fire in February last year. The average development value increased to 1,043cm.g/t from 684cm.g/t
due to focused development in higher grade areas in order to improve the mining mix and enhance flexibility.
Operating costs increased by 7% to R789 million (US$74 million)
due to the increase in on-reef development which is expensed rather than capitalised, the annual increase in wages and the higher winter electricity tariffs.
Operating profit decreased by 17% to R293 million
(US$27 million) as a result of the decrease in gold production and increase in operating costs. The operating margin
decreased to 27% from 32% for the September 2013 quarter.
Capital expenditure increased by 33% to R130 million (US$12 million) predominantly due to the resumption of ORD at
Beatrix West Section.
Cooke
Gold production of 1,455kg (46,800/oz) is consistent with the planned production build-up and was despite the adverse
effect of a safety stoppage as a result of a fatal accident at
Cooke 4 shaft during the quarter. Throughput was also affected by excessive mill downtime at Harmony’s Doornkop processing
plant, resulting in an increase in stockpiled unprocessed ore.
Some ore was diverted to the Ezulwini facility in an attempt to offset this.
Despite the downtime at the Doornkop plant, production ramp-
up from the gold and uranium by-product areas continued,
resulting in underground ore milled of 379,000 tons. The
underground yield declined by17% to 3.8 g/t as a result of the relative increase in mining lower grade uranium by-product
material.
Uranium production for the quarter, which is still in a build-up phase, was 25,721kg (56,705lbs). This was produced at a direct cost of US$34/lb. Uranium was not sold but was treated as a
credit to cost.
Main development increased by 13% to 3,702 metres and on-
reef development by 4% to 1,662 metres. The average
development value, decreased by 6% to 831cm.g/t due to a
relative increase in development in the uranium by-product
areas.
Unit operating costs at R1,668/ton will continue to decline
during the build up to full production in mid-2015.

REVIEW OF OPERATIONS
Sibanye Gold Operating Update for the quarter ended 30 September 2014| 5
Capital expenditure of R85 million was similar to the previous quarter with the majority expended on ORD.
Surface Operations
Driefontein
Gold production decreased by 22% to 323kg (10,400oz) mainly
as a result of a decline in the average yield due to variability of grade from the rock dumps and short term metallurgical issues which impacted on recoveries. Tons processed were marginally lower at 732,000 tons.
Operating cost was 10% higher at R178/ton, largely due to
annual wage increases.
Capital expenditure of R54 million increased significantly due to the construction of the new leach tanks and CIL circuit at
Driefontein 2 plant.
Kloof
Gold production decreased by 14% to 308kg (9,900oz) mainly
due to the decision to cease operation of the Python plant in
July 2014. Tons processed decreased by 7% to 573,000 tons. The yield decreased marginally to 0.54g/t.
Operating cost increased by 22% to R186/ton due to lower
volumes processed, higher reagent cost – mainly cyanide and
lime – as well as annual wage increases.
Capital expenditure for the quarter amounted to R3 million.
Beatrix
Production of 170kg (5,500oz) was marginally higher than for the
September 2013 quarter, with processed volumes flat at 438,000 tons and the average yield slightly higher. Operating cost was likewise similar at R83/ton. Surface material is treated on
demand at the Beatrix plants to supplement the underground
reef production.
Capital expenditure on the surface operations at Beatrix was minimal.
Cooke
Production was essentially unchanged compared with the June
2014 quarter. Tons processed of 1.08 million tons at a yield of
0.22g/t, produced 236kg (7,600oz) of gold. Operating cost was similar at R99/ton, with improved reagent consumptions and
lower contractor costs offsetting higher electricity tariffs and wage increases.

DEVELOPMENT RESULTS
6 | Sibanye Gold Operating Update for the quarter ended 30 September 2014
Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres, which are reported separately where appropriate.
Driefontein
Quarter ended
30 Sept 2014
Quarter ended
30 June 2014
Nine months to
30 Sept 2014
Reef
Carbon
leader
Main
VCR
Carbon
leader
Main
VCR
Carbon
leader
Main
VCR
Total advanced
(m)
2,749
884
1,259
2,505
941
1,069
7,376
2,488
2,975
Advanced on reef
(m)
477
422
345
426
408
233
1,331
990
666
Channel width
(cm)
114
28
58
118
44
50
111
37
55
Average value
(g/t)
17.6
19.1
25.4
15.2
13.3
32.6
17.7
15.2
30.1
(cm.g/t)
2,002
539
1,472
1,791
586
1,629
1,962
562
1,663
Kloof
Quarter ended
30 Sept 2014
Quarter ended
30 June 2014
Nine months to
30 Sept 2014
Reef
VCR
Kloof
Main Libanon
VCR
Kloof
Main Libanon
VCR
Kloof
Main Libanon
Total advanced
(m)
3,026
626
947
62
3,162
574
902
96
9,001
1,737
2,679
294
Advanced on reef
(m)
470
214
238
47
473
140
232
86
1,497
496
638
263
Channel width
(cm)
127
159
77
173
114
145
77
51
120
158
73
88
Average value
(g/t)
16.7
5.4
13.4
3.4
21.4
10.2
12.2
9.3
18.7
9.9
12.9
5.1
(cm.g/t)
2,116
855
1,031
590
2,450
1,482
939
486
2,255
1,565
951
446
Beatrix
Quarter ended
30 Sept 2014
Quarter ended
30 June 2014
Nine months to
30 Sept 2014
Reef
Beatrix
Kalkoenkrans
Beatrix
Kalkoenkrans
Beatrix
Kalkoenkrans
Total advanced
(m)
3,996
1,028
4,306
994
11,418
2,425
Advanced on reef
(m)
1,451
298
1,412
343
3,671
870
Channel width
(cm)
103
129
116
130
112
133
Average value
(g/t)
8.9
12.5
7.3
14.2
7.7
12.5
(cm.g/t)
924
1,621
840
1,828
856
1,665
Cooke
Quarter ended
30 Sept 2014
Month ended
30 June 2014
Four months to
30 Sept 2014
Reef
VCR
Elsburg
Reefs
Elsburg
Massive
Kimberly
Reefs
VCR
Elsburg
Reefs
Elsburg
Massive
Kimberly
Reefs
VCR
Elsburg
Reefs
Elsburg
Massive
Kimberly
Reefs
Total advanced
(m)
521
2,882
20
279
180
959
11
117
701
3,841
31
395
Advanced on reef
(m)
194
1,288
20
160
65
546
11
61
259
1,834
31
221
Channel width
(cm)
66
120
232
92
97
144
233
265
7.4
127
232
140
Average value
(g/t)
7.9
5.5
11.2
6.1
5.5
8.0
7.2
7.2
7.1
6.4
9.8
6.7
(cm.g/t)
524
665
2,596
555
530
1,160
1,689
1,909
526
811
2,285
929

ADMINISTRATION AND CORPORATE INFORMATION
7 | Sibanye Gold Operating Update for the quarter ended 30 September 2014
Investor Enquiries
James Wellsted
Head of Investor Relations
Sibanye Gold Limited
Tel: +27 83 453 4014
+27 11 278 9656
james.wellsted@sibanyegold.co.za
Corporate Secretary
Cain Farrel
Tel: +27 10 001 1122
Fax: +27 11 278 9863
cain.farrel@sibanyegold.co.za
Registered Office
Libanon Business Park
1 Hospital Street,
(Off Cedar Ave),
Libanon, Westonaria,
1780
South Africa
Private Bag X5
Westonaria,
1780
South Africa
Tel: +27 11 278 9600
Fax: +27 11 278 9863
Sibanye Gold Limited
Incorporated in the Republic
of South Africa
Registration number
2002/031431/06
Share code: SGL
Issuer code: SGL
ISIN – ZAE E000173951
Listings
JSE : SGL
NYSE : SBGL
Website
www.sibanyegold.co.za
Directors:
Sello Moloko* (Chairman)
Neal Froneman (CEO)
Charl Keyter (CFO)
Chris Chadwick#
Robert Chan*
Timothy Cumming*
Barry Davison*
Rick Menell*
Nkosemntu Nika*
Keith Rayner*
Zola Skweyiya*
Susan van der Merwe*
Jerry Vilakazi*
Cain Farrel (Company
Secretary)
*Independent Non-Executive
#Non-Executive
JSE Sponsor
J.P. Morgan Equities South
Africa Proprietary Limited
Registration number
1995/011815/07
1 Fricker Road
Illovo, Johannesburg
2196
South Africa
(Private Bag X9936, Sandton,
2196, South Africa)
American Depository
Receipts Transfer Agent
Bank of New York Mellon
BNY Mellon Shareowner
Services
P O Box 358516
Pittsburgh, PA15252-8516
US toll-free telephone:
+1 888 269 2377
Tel: +1 201 680 6825
e-mail:
shrrelations@bnymellon.com
Office of the United Kingdom
Secretaries
London
St James’s Corporate
Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
United Kingdom
Tel: +44 20 7796 8644
Fax: +44 20 7796 8645
Transfer Secretaries
United Kingdom
Capita Asset Services
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel: 0871 664 0300
[calls cost 10p a minute plus
network extras, lines are open
8.30am – 5pm Mon-Fri] or
[from overseas]
+44 20 8639 3399
Fax: +44 20 8658 3430
e-mail:
ssd@capitaregistrars.com
Transfer Secretaries
South Africa
Computershare Investor
Services (Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
P O Box 61051
Marshalltown, 2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248
FORWARD LOOKING STATEMENTS
FORWARD LOOKING STATEMENTS
Certain statements in this document constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US
Securities Exchange Act of 1934.
These forward-looking statements, including, among others, those relating to Sibanye’s future business prospects, revenues and income, wherever they may occur in this document and the exhibits to this document, are necessarily estimates reflecting the best judgment of the senior management of Sibanye and involve a number of known and unknown risks and uncertainties that could cause actual results, performance or achievements of the Group to differ materially from those suggested by the forward-looking statements. As a consequence, these forward looking statements should be considered in light of various important factors, including those set forth in this document.
Important factors that could cause the actual results to differ materially from estimates or projections contained in the forward looking statements include without limitation:
economic, business, political and social conditions in South Africa and elsewhere; changes in assumptions underlying Sibanye’s estimation of its current mineral reserves and resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions as well as existing operations; the success of exploration and development activities; changes in the market price of gold and/or uranium; the occurrence of hazards associated with underground and surface gold and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in government regulations, particularly environmental regulations and new legislation affecting water, mining and mineral rights; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions and cost increases; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic factors; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance reasons; Sibanye’s ability to hire and retain senior management or sufficient technically skilled employees, as well as its ability to attract sufficient historically disadvantaged South Africans representation in its management positions; failure of Sibanye’s information technology and communications systems; the adequacy of Sibanye’s insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye’s operations; and the impact of HIV, tuberculosis and other contagious diseases. These forward looking statements speak only as of the date of this document.
The Group undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.
www.sibanyegold.co.za

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated:October 29, 2014
By:
/s/ Charl Keyter
Name: Charl Keyter
Title: Chief Financial Officer